Chase Tower

2200 Ross Avenue, Suite 3601

Dallas, TX 75201-2708

214-922-3400

Fax:214-922-3899

www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com

April 27, 2011

VIA OVERNIGHT UPS DELIVERY

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 6 to Form S-11 File No. 333-154975

Dear Ms. Barros:

This letter sets forth the response of our client, TNP Strategic Retail Trust, Inc. (“Issuer”), to the correspondence from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”), dated April 26, 2011, which provided comments to the Issuer’s Post-Effective Amendment No. 6 to Form S-11 (“Amendment No. 6”), which was filed with the Commission on April 15, 2011. For your convenience, we have set forth below your comments followed by the relevant responses thereto. We respectfully request permission to include the revised or additional disclosure requested in your letter in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed promptly following effectiveness of Amendment No. 6. If this is acceptable, we request the Staff to declare Amendment No. 6 effective at the earliest practicable time.

Prospectus Supplement No. 1 dated April 14, 2011

Our Operating Performance—Funds from Operations and Modified Funds from Operations, page 2

1. Comment: Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and

Atlanta — Charlotte — Dallas — Los Angeles — New York — Research Triangle — Silicon Valley — Ventura County — Washington, D.C.

Ms. Sonia Barros

April 27, 2011

hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Response: The Issuer undertakes to more clearly explain in the Supplement how MFFO is useful to investors in evaluating how the Issuer’s portfolio might perform after the Issuer’s offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of the Issuer’s distributions in the future. The Issuer notes that page 4 of Supplement No. 1 includes a discussion of the limits of the usefulness of MFFO (and FFO). Specifically, the disclosure currently states that MFFO should not be considered as an alternative to net income (loss) or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund cash needs, including the ability to make distributions. Additionally, page 4 of Supplement No. 1 states that because the Issuer is currently in the acquisition phase of its life cycle, acquisition costs and other adjustments which are excluded from MFFO are, and may continue to be, a significant use of cash. The Issuer will clarify that these items that are excluded from MFFO may limit the usefulness of MFFO to investors.

The Issuer undertakes to clearly separate the discussion of the usefulness of MFFO to management from the discussion of the usefulness of MFFO to investors. The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

2. Comment: Refer to your reconciliation table on page 5. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide FFO per share and MFFO per share. Please accompany MFFO per share and FFO per share disclosure with the net loss per share disclosure.

Response: The Issuer undertakes to include net loss per share in the reconciliation of MFFO and FFO to net income (loss) contained in the Supplement.

Description of Our Portfolio, page 5

3. Comment: We note you provide capitalization rates for the five properties you had invested in as of March 31, 2011. Please disclose how you calculate the projected net income of the properties and, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses. Please provide similar disclosure in your future Exchange Act periodic reports.

Ms. Sonia Barros

April 27, 2011

Response: The Issuer undertakes to revise the disclosure in the Supplement to disclose that the capitalization rate is calculated based upon net operating income. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. The Issuer will further disclose that it determines projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected. The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Exchange Act.

Information Regarding Our Distributions, page 9

4. Comment: Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Issuer undertakes to include in the Supplement cumulative net income (loss) since inception compared to cumulative distributions. The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Exchange Act.

The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Mr. Christopher Lal, Thompson National Properties, LLC Ms. Rosemarie A. Thurston, Alston & Bird LLP